Reed’s Inc.
13000 South Spring Street
Los Angeles, CA  90061

December 17, 2009

John Reynolds
United States Security and Exchange Commission
Division of Corporate Finance
Office of Beverages, Apparel and Healthcare Services
100 F Street, North East
Washington, D.C.  20549-3561

RE:	Reed’s Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 27, 2009 Form 10-Q/A for fiscal quarter ended September 30, 2009 Filed December 7, 2009 File No 001-32501

Dear Mr. Reynolds:

We are in receipt of your letter dated December 16, 2009.  Below are your comments with our response:

Form 10-Q/A for fiscal quarter ended September 30, 2009

Exhibits

1.
You appear to have omitted the base copacking fee information from Exhibit B to the Brewing Agreement with The Lion Brewery dated November 1, 2008, refilled as exhibit 10.2 to your Form 10-Q/A filed December 7, 2009.  Please refile the agreement in its entirety, including the currently omitted portions. To the extent you wish to obtain confidential treatment of information contained in a document filed under the Exchange Act of 1934, you must follow the procedures contained in Rule 24b under the Exchange Act. Please note that you must indicate at the appropriate place within the publicly filed document that any confidential portion has been omitted and filed separately with the Commission.

Response

We have refilled the exhibits with our amended Form 10Q/A, Amendment 2, for the fiscal quarter ended September 30, 2009 as Exhibit 10.1, Brewing Agreement between Reed’s Inc. and the Lion Brewery, Inc. dated November 1, 2008.  Portions of the exhibit have been omitted pursuant to a request for confidential treatment.  The redacted information has been marked to indicate that the confidential treatment has been requested and that the material has been filed separately.

We have filed an Application for Confidential Treatment of the redacted information pending the SEC's review of the confidential treatment request. We have separately delivered the confidential information to the Secretary, Securities Exchange Commission.

Sincerely,

/s/ James Linesch
James Linesch
Chief Financial Officer
Reed’s Inc.